UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-12970

Goldcorp Inc.

(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        ☐             Form 40-F        ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 ☐             No        ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Exhibit 99.1 (Goldcorp Inc. Restricted Share Plan, as amended) to this Current Report on Form 6-K shall be incorporated by reference into Registration Statement Nos. 333-126040, 333-151251 and 333-181116 on Form S-8 of the Company, as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended. Exhibit 99.2 (Goldcorp Inc. Amended and Restated 2005 Stock Option Plan) to this Current Report on Form 6-K shall be incorporated by reference into Registration Statement Nos. 333-126039, 333-151243 and 333-174376 on Form S-8 of the Company, as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: May 2, 2014	/s/ Anna M. Tudela

	Name: Title:	Anna M. Tudela Vice-President, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Goldcorp Inc. Restricted Share Plan, as amended

99.2	Goldcorp Inc. Amended and Restated 2005 Stock Option Plan

99.3	Report of Voting Results for May 1, 2014 Annual and Special Meeting of Shareholders